Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 333-118257

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. On August 16, 2004, Charles River filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting part thereof. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available

The attached slide presentation was used by Charles River as additional solicitation material in connection with the proposed transaction.

Thomas Weisel Healthcare Tailwinds 2004 Conference James C. Foster Chairman, President and Chief Executive Officer September 9, 2004

Safe Harbor This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on management's current expectations, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, and the Company expressly does not undertake any duty to update forward-looking statements, which speak only as of the date of this document. Those risks and uncertainties include, but are not limited to: the proposed merger with Inveresk; a decrease in pre-clinical research and development spending or a decrease in the level of outsourced services; acquisition integration risks; special interest groups; contaminations; industry trends; new displacement technologies; USDA and FDA regulations; changes in law; continued availability of products and supplies; loss of key personnel; interest rate and foreign currency exchange rate fluctuations; changes in tax regulation and laws; changes in generally accepted accounting principles; and any changes in business, political, or economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in the Company's Annual Report on Form 10-K as filed on March 10, 2004, with the Securities and Exchange Commission.

Regulation G This presentation will include discussion of "non-GAAP financial measures" as that term is defined in Regulation G. For actual results, the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the combined company's financial results prepared in accordance with GAAP have been posted on the company's website at www.criver.com.

Merger Update Both CRL and IRGI will hold special shareholder meetings on October 20, 2004 September 13 record date

The New Charles River Advancing drug development from discovery through market approval Combined revenues of $959 million Gross profit margin of 42% EBITDA margin of 26% EBIT margin of 21% Sales and earnings growth potential Clinical 13% Pre-Clinical 43% Research Models & Services 44% Source: Based on Charles River and Inveresk LTM June 2004 financial results.

Research Models & Services A leading market position Premium pricing driven by scientific depth, biosecurity, and customer service Disease models as predictors of human disease A leading service provider with broad capabilities (outsource driven) - Transgenic and Laboratory Services, Consulting and Staffing Services Key supply source for discovery and safety testing

Pre-Clinical A leader in: - Toxicology - Specialty toxicology (infusion, inhalation, reproduction) - Interventional & surgical services - Worldwide biosafety testing - Endotoxin detection Strong repeat business Increasing demand for outsourced services Global client base A leader in profitability

Clinical New growth opportunity for CRL Phase I - IV coverage - Early stage focus (smaller trials) Premier Phase I clinic - First-in-man focus Clinical capability in U.S. & Europe Opportunity to bridge from pre-clinical Margin improvement opportunity Expands balanced portfolio effect

Growth Outlook R&D spending on drugs/devices is increasing Pharma outsourcing is increasing Business grows in the low double digits - Pre-Clinical and Clinical grow faster than RMS Acquisitions are still a key component of CRL growth strategy Operating margin improvement opportunities - Best practices in pre-clinical - Continued improvement in clinical - Modest improvement in RMS

Ticker: CRL